

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 1, 2008

<u>Via U.S. Mail</u>

Leonard J. McGill, Esq.
Senior Vice President, Corporate Development,
General Counsel and Secretary
Fleetwood Enterprises, Inc.
3125 Myers Street
Riverside, California 92503

>   Re: Fleetwood Enterprises, Inc.
>   Registration Statement on Form S-4
>   File No. 333-154840
>   Schedule TO
>   File No. 005-30637
>   Filed November 28, 2008

Dear Mr. McGill:

    We have reviewed your responses to the comments in our letter dated November 13, 2008 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing on EDGAR.

<u>Form S-4</u>

<u>General</u>

1. We note and are still reviewing your response to our prior comment number 1. We will contact you with any further comments once that review is complete.

2. We note your response to prior comment 4; however, please revise your disclosure on pages 30 and 70 to provide a brief description of the collateral which secures the existing credit facilities but does not also secure the new notes. If known, describe any conditions or factors which would make it more likely for the lenders to first proceed against the shared collateral. Such disclosure will

provide investors with additional information regarding the value of the Second Lien Collateral. Also, please clarify whether the company and its subsidiaries continue to have the ability to borrow an additional $13.0 million under the existing credit facilities.

3. We note your response to previous comment 5; however, please revise your disclosure on page 34 to provide more detail and clarity regarding the specific restrictions imposed by the terms of your outstanding indebtedness which limit your ability to raise equity, debt or other financing and your strategy for servicing your payment obligations despite these restrictions.

4. We note that you have added pro-forma financial information in response to prior comment 8; however, please revise to provide further details regarding the nature and assumptions for the adjustment as noted in our previous comment.

Questions and Answers About the Exchange Offer, page iv

5. We note your response to our prior comment number 17 and have reviewed your supporting materials. Please identify the source of the statistical information you submitted in support of your 7.6% market share in calendar year 2007. In addition, your supplemental materials state only that you were the second largest producer of HUD-Code homes in United States in 2007, but do not address units shipped, as indicated in your disclosure. Finally, although the supporting materials support your claim that your market position in motor homes decreased in the first 8 months of 2008, they do not support your claim that this was "due to aggressive discounting from competitors." Please revise or advise.

Summary, page 1

6. We note your response to previous comment 18; however, please revise your filing to disclose that the Trendsetter Division accounted for only approximately 5% of Housing Group sales in fiscal year 2008 and less than 2% of total sales, it will consist of one manufacturing facility and its sales, operating results and capital expenditures will not be material to the company as a whole. Such disclosure will provide investors with a better picture of the relative importance of the Trendsetter Division in your strategy to pursue new opportunities to supplement your business.

Exhibit 5.1

7. Please file with the next amendment opinions of counsel dealing with the legally binding nature of the Guarantees for those guarantors incorporated under states other than New York, California and Texas. In this connection, we note your

assumptions contained in paragraph C that each guarantor other than the Specified Guarantors is in good standing and has all requisite power and authority to execute, deliver and perform its obligations under the Indenture and its Guarantee. These assumptions seem fundamental to an opinion regarding the legally binding nature of the individual guarantees and as such are inappropriate.

Exhibit 8.1

8. We note that you have elected to provide a short form tax opinion but that counsel merely states that the tax section of the prospectus is an accurate summary, which is inappropriate. If you choose to retain the short form opinion, please clearly indicate that the prospectus disclosure regarding tax consequences represents counsel's opinion and identify as counsel's opinion, within the prospectus, those tax consequences that are material to the transaction.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

   We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   You may contact Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412 with any other questions.

                                                            Regards,

                                                            Amanda McManus
                                                            Branch Chief - Legal

cc: James J. Moloney, Esq.
        Rod Anavim, Esq.
        Fax: (949) 475-4756